SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON OFT TO CLOSE ITS 'OUT OF TIME' QUERY

Ryanair today (29 Oct) confirmed that it was contacted over the past 4 weeks by the UK Office of Fair Trading (OFT) in relation to a query as to whether or not the OFT has jurisdiction to assess Ryanair's minority (29%) stake in Aer Lingus, and whether this gives Ryanair any material influence or control over Aer Lingus' policy.

Ryanair has made the following points to the OFT:

1.
 Even if the OFT had jurisdiction in this case back in June 2007 (as suggested then by Aer Lingus), then given the considerable passage of time, the OFT is now legally out of time and no longer has jurisdiction.

2.
 Both the EU Commission and (under appeal by Aer Lingus) the European Courts have already carried out detailed and extensive investigations into Ryanair's minority shareholding, and have conclusively ruled that Ryanair lacks influence or control over Aer Lingus. EU Competition Commissioner Neelie Kroes confirmed in June 2007 that:

 "Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus the Commission is not in a position to require Ryanair to divest its minority shareholding - which is, by the way, not a controlling stake".

3.
 This out of time query by the OFT, into a failed 2006 merger offer, between two non-UK companies (where the issue of influence and control has already been investigated and dismissed by the EU Commission and the EU Courts), sets an alarming precedent for all current and future mergers involving non UK companies.  It would appear that the OFT, by now enquiring into this failed merger, some four years after it was launched, and over three years after it was prohibited by the EU Commission, intends to second guess or get involved in mergers involving non UK Companies long after they have already been approved or prohibited by the EU merger authorities, even when these queries only arise more than three years after the OFT's own statutory deadline for jurisdiction has expired.

Ryanair's Michael O'Leary said:

"We are surprised at this OFT query into a failed merger offer between two non UK companies, some four years after the offer, and some three years after the EU Commission has investigated and confirmed that Ryanair has no de jure or de facto control over Aer Lingus. We have asked our lawyers to liaise directly with the OFT to bring this out of time and unnecessary query to an early conclusion. Ryanair also calls on the OFT to close these queries without delay, and without wasting time or resources on what is clearly a non-existent issue over which the OFT clearly no longer has any jurisdiction."

Ends.

NOTE TO THE EDITORS

  The Enterprise Act 2002 requires the OFT to make a reference to the Competition Commission within four months from the date of implementation of a merger. Under Section 122(4) of the Act this time limit can be extended only if there is a legal prohibition on the OFT making a reference. Such prohibition was in place until the European Commission's prohibition decision of June 2007 but not while the appeal of that decision to the EU's General Court was ongoing. Even if the OFT had jurisdiction to investigate, its jurisdiction therefore lapsed four months after the European Commission's prohibition decision of June 2007.

For further information please contact:                            Stephen McNamara                 Joe Carmody
                                                                                                  Ryanair Ltd                                Edelman
                                                                                                  Tel: +353-1-8121212              Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 October 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary